02052006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2002

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __✓__ Form 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No__✓__

LIQUIDATION WORLD

NEWS RELEASE

For Immediate Release
July 9, 2002 – Calgary, Alberta

Liquidation World Announces Third Quarter Revenue

Liquidation World Inc. (LQW – TSX; LIQWF – Nasdaq) announces revenue for the third quarter, the thirteen weeks ended July 7, 2002, totaled $42.5 million, a modest increase from $42.3 million during the corresponding period in 2001.

On a cumulative basis, revenue for the first three quarters of 2002 totaled $133.8 million, a 2% decrease from $136.2 million during the 39 weeks ended July 1, 2001.

Complete financial results of the third quarter of the 2002 fiscal year will be announced August 2002.

Liquidation World recently opened a new outlet in London, Ontario bringing to 96 the total number of outlets open and operating. This outlet extends Liquidation World's market penetration and takes advantage of existing marketing and logistical infrastructure.

About Liquidation World

Liquidation World offers a uniquely diversified menu of solutions for organizations with asset recovery issues. Services include auctions, reverse logistics and processing, store closure sales management, turnaround consulting, and retail liquidations of consumer merchandise through 96 outlets across North America. Liquidation World solves asset recovery problems, in a professional manner, for banks, trustees, insurance companies, manufacturers and other organizations. Liquidation World opened its first retail outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets and offices across Canada and the United States.

For more information, please contact:
Mr. Dale Gillespie, President & C.E.O.
Mr. Andrew Searby, C.A., Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: http://www.liquidationworld.com
Telephone: (403) 250 – 1222
Fax: (403) 291 - 1306

LIQUIDATION WORLD

NEWS RELEASE

For Immediate Release
July 23, 2002 – Calgary, Alberta

Liquidation World Announces Appointments

Liquidation World Inc. (LQW – TSX; LIQWF – Nasdaq) Dale Gillespie, C.E.O., founder and Chairman of the Board of Directors is pleased to announce the following resignations and appointments effective July 23, 2002.

Dale Gillespie, formerly President, C.E.O., and Chairman of the Board, has resigned as President;

Wayne Mantika has been appointed President and Chief Operating Officer of the Company;

Andrew Searby, C.A. has been appointed Executive Vice President and Chief Financial Officer;

Ross Roberts has been appointed Executive Vice President of Store Operations;

Darren Gillespie has been appointed Executive Vice President of Sales & Marketing, Going Out of Business Unit and Corporate Development; and

Jonathan Hill has been appointed Executive Vice President of Eastern Operations Development and Product Management Corporation Investment.

In addition to the above appointments, the Company announces the formation of an Management Executive Committee which will be comprised of Dale Gillespie, Wayne Mantika, Andrew Searby, Ross Roberts, Darren Gillespie, Jonathan Hill and Stuart Kessler, the President of the Clear Thinking Group Inc., a subsidiary of Liquidation World.

The Management Executive Committee has been formed to manage the day to day business and affairs of the Company on an interim basis and will report to the Board of Directors.

Mr. Gillespie states "I welcome the formalization of management responsibility in the hands of the Management Executive Committee. The success of Liquidation World over the past 16 years has been a team approach to issues. The Committee will have over 72 years of Liquidation World experience and I am confident in their skills and ability to cooperate for the benefit of the Company and its investors".

Wayne Mantika, formerly Vice President since 1994 and prior thereto, General Manager of the Company has been with Liquidation World for 15 years;

Andrew Searby, C.A., has been the Secretary and Chief Financial Officer since 1995 and prior thereto was, Controller of the Company since 1991;

Ross Roberts, formerly Chief Operating Officer since 2000 and prior thereto, General Manager of the Company since 1994 and prior thereto Assistant to the General Manager has been with Liquidation World since 1992;

Darren Gillespie, formerly Vice President, Sales & Marketing since 1998 and prior thereto, Area Manager of the Company has been with Liquidation World since 1993; and

Jonathan Hill, formerly Vice President of Eastern Operations since 1998 and prior thereto, Area Manager and buyer of the Company has been with Liquidation World since 1991.

The appointment of the Management Executive Committee is part of a gradual and considered succession plan relating to Mr. Gillespie's involvement with the Company. The Board of Directors has commenced a search for a C.E.O. to replace Mr. Gillespie by January 31, 2003. Mr. Gillespie was the founder of Liquidation World in 1986, which has grown from its initial Calgary location to 96 outlets across North America with 62 profitable quarters.

The Company also announces that Robert A. Roberts and Wynn Stevenson have resigned as directors.

The Board of Directors of Liquidation World is made up of Dale Gillespie, Hubert Marleau, R. Gordon Marantz, Q.C. and Herb Lukofsky, C.A.

About Liquidation World

Liquidation World offers a uniquely diversified menu of solutions for organizations with asset recovery issues. Services include auctions, reverse logistics and processing, store closure sales management, turnaround consulting, and retail liquidations of consumer merchandise through 96 outlets across North America. Liquidation World solves asset recovery problems, in a professional manner, for banks, trustees, insurance companies, manufacturers and other organizations. Liquidation World opened its first retail outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets and offices across Canada and the United States.

For more information, please contact:
Wayne Mantika, President & C.O.O.
Andrew Searby, C.A., Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: http://www.liquidationworld.com
Telephone: (403) 250 – 1222
Fax: (403) 291 - 1306

Symbol:	TSE - "LQW" and NASDAQ - "LIQWF"
For the Month:	July, 2002
Date:	August 7, 2002

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, July, 2002	18,750
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance Stock Option Plan	18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, July, 2002	84,250
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1996 Stock Option Plan	84,250

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, July, 2002	198,900
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1997 Stock Option Plan	198,900

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, July, 2002	82,650
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1998 Stock Option Plan	82,650

Pursuant To 1999 Stock Option Plan

Opening Stock Option Balance, July, 2002	127,180
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 1999 Stock Option Plan	127,180

Pursuant To 2000 Stock Option Plan

Opening Stock Option Balance, July, 2002	129,100
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 2000 Stock Option Plan	129,100

SHARES RESERVED

Stock Option Plan Opening Reserve Balance	41,220
Stock Options Exercised	0
Closing Reserve Balance	41,220
1996 Stock Option Plan Opening Reserve Balance	94,594
Stock Options Exercised	0
Closing Reserve Balance	94,594
1997 Stock Option Plan Opening Reserve Balance	216,500
Stock Options Exercised	0
Closing issued Capital Balance	216,500
1998 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000
1999 Stock Option Plan Opening Reserve Balance	129,280
Stock Options Exercised	0
Closing issued Capital Balance	129,280
2000 Stock Option Plan Opening Reserve Balance	149,850
Stock Options Exercised	0
Closing issued Capital Balance	149,850

ISSUED CAPITAL SUMMARY

Opening Issued Capital Balance, July, 2002	8,577,936
Stock Options Exercised	0
Other - Normal Course Issuer Bid	(27,000)
Closing Issued Capital Balance	8,550,936

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date August 7, 2002

By

Andrew Searby, C.A.
Chief Financial Officer